Trans-Orient Announces Further Investment from Shareholder

Vancouver, British Columbia; July 16, 2009 – Trans-Orient Petroleum Ltd. (TSX-V: TOZ and OTCBB: TOPLF) announces that the Company has been advised by Mr. Alex Guidi, that he has purchased an additional 70,000 shares of the Company.

As a result Mr. Guidi now owns 3,716,882 common shares representing 10.16% of the current issued and outstanding shares of Trans-Orient. Mr. Guidi has also advised the Company that the additional shares were acquired for investment purposes.

About Trans-Orient:
Trans-Orient Petroleum Ltd. is a Canadian-based, Australasian-focused company with significant interests in the East Coast Basin of New Zealand. This high-potential unconventional oil and gas frontier encompasses the main play area where Trans-Orient is targeting fractured-shale oil and gas source-rock formations.

Contact:
Garth Johnson, CEO
+1.604.682 -6496
http://www.transorient.com/

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.